UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F MFPR Shibuya Nanpeidai Building

16-11 Nanpeidai, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Results of Lead Real Estate Co., Ltd’s 25th Ordinary General Meeting of Shareholders

Lead Real Estate Co., Ltd (the “Company”) held its 25th Ordinary General Meeting of Shareholders (the “Meeting”) at its headquarters on the 6th Floor, MFPR Shibuya Nanpeidai Building, 16-11 Nanpeidai, Shibuya-ku, Tokyo, Japan at 11:00 a.m. (Japan Standard Time) on September 29, 2025.

The Meeting was held with a quorum present, and the following proposals were resolved by the shareholders in accordance with the Companies Act of Japan and the Company’s Articles of Incorporation:

1. Appropriation of retained earnings

The shareholders approved the proposed year-end dividend for fiscal 2025. The dividend was distributed in cash at a rate of 10 yen per ordinary share, with a total payout of 136,419,000 yen. The effective distribution date was September 30, 2025.

2. Election of three directors (excluding directors who are members of the Audit and Supervisory Committee)

The shareholders reappointed Mr. Eiji Nagahara, Mr. Hidekazu Hamagishi, and Mr. Kenichi Homma as directors of the Company (excluding directors who are members of the Audit and Supervisory Committee).

3. Election of three directors as audit and supervisory committee members

The shareholders reappointed Mr. Akiya Ueki, Mr. Hiroyuki Saito, and Mr. Ryoma Iida as directors serving as Audit and Supervisory Committee members. Mr. Hiroyuki Saito and Mr. Ryoma Iida are outside directors as defined under the Companies Act of Japan.

4. Election of an alternate director as audit and supervisory committee member

The shareholders approved the election of Mr. Hidenori Ihara as an alternate director serving as an Audit and Supervisory Committee member, in preparation for the possibility of falling short of the number of directors serving as Audit and Supervisory Committee members as required by law. Mr. Hidenori Ihara, age 69, is a certified public accountant with extensive experience in auditing and advisory services. He began his career at Shinko Audit Corporation (later Chuo Aoyama Audit Corporation) in August 1987 and subsequently joined Ota Showa Audit Corporation (now EY ShinNihon Limited Liability Audit Corporation) in January 1991. After serving at the Industrial Revitalization Corporation of Japan, Inc. and Strike Co., Ltd., Mr. Ihara established the Hidenori Ihara Certified Public Accountant Office in February 2013, where he currently serves as Representative. He concurrently serves as Representative Director of KDi Advisory Service Co., Ltd., Director of Minato Management Co., Ltd., and Representative Partner of Mitsuba Audit Corporation.

5. Election of Accounting Auditor

The shareholders approved the appointment of Ginga Audit Corporation as the Company’s accounting auditor.

Additionally, the Company’s business report and financial statements for the fiscal year ended June 30, 2025, were presented to the shareholders at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

Date: May 26, 2026	By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief
Executive Officer